UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Acme Packet, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

004764106

(CUSIP Number)

Copies to:

Dorian Daley

Senior Vice President, General Counsel and Secretary

Oracle Corporation

500 Oracle Parkway

Redwood City, California 94065

Telephone: (650) 506-7000

Copy to:

Keith Flaum

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood City, California 94065

Telephone: (650) 802-3000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 4, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 004764106	Page

1	NAMES OF REPORTING PERSONS ORACLE CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,300,339[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%[1]
14	TYPE OF REPORTING PERSON CO

[1]

An aggregate of 11,300,339 shares of Acme Packet, Inc. (the “Issuer”) common stock are subject to voting agreements dated February 4, 2013 (the “Voting Agreements”) entered into by OC Acquisition LLC (“OC”), a wholly-owned subsidiary of Oracle Corporation (“Oracle”), and each of The Andrew D. Ory Revocable Trust, Gary D. Bowen, Matthew J. Cushing, The Endeavor Foundation, Inc., David B. Elsbree, Lorraine Gilmore, The Linda G. Hammett Ory Revocable Trust 2010, Seamus Hourihan, Robert C. Hower, Patrick J. Melampy, The Melampy-Lawrence Family Trust, Peter J. Minihane, Russell Muirhead, The Ory 2006 Grandchildren’s Trust, The Ory Family Trust, Andrew D. Ory, Marjorie Ory and Robert G. Ory (each a “Stockholder”, discussed in Items 3 and 4 below) representing shares beneficially owned by the Stockholders. Oracle expressly disclaims beneficial ownership of any shares of Issuer common stock covered by the Voting Agreements. Based on the number of shares of Issuer common stock outstanding as of February 1, 2013 (as represented by the Issuer in the Merger Agreement discussed in Items 3 and 4), the aggregate number of shares of Issuer common stock covered by the Voting Agreements represents approximately 16.4% of the outstanding Issuer common stock.

13D

CUSIP No. 004764106	Page

1	NAMES OF REPORTING PERSONS OC ACQUISITION LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,300,339[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%[2]
14	TYPE OF REPORTING PERSON OO

[2]

An aggregate of 11,300,339 shares of Acme Packet, Inc. (the “Issuer”) common stock are subject to voting agreements dated February 4, 2013 (the “Voting Agreements”) entered into by OC Acquisition LLC (“OC”), a wholly-owned subsidiary of Oracle Corporation (“Oracle”), and each of The Andrew D. Ory Revocable Trust, Gary D. Bowen, Matthew J. Cushing, The Endeavor Foundation, Inc., David B. Elsbree, Lorraine Gilmore, The Linda G. Hammett Ory Revocable Trust 2010, Seamus Hourihan, Robert C. Hower, Patrick J. Melampy, The Melampy-Lawrence Family Trust, Peter J. Minihane, Russell Muirhead, The Ory 2006 Grandchildren’s Trust, The Ory Family Trust, Andrew D. Ory, Marjorie Ory and Robert G. Ory (each a “Stockholder”, discussed in Items 3 and 4 below) representing shares beneficially owned by the Stockholders. OC Acquisition LLC expressly disclaims beneficial ownership of any shares of Issuer common stock covered by the Voting Agreements. Based on the number of shares of Issuer common stock outstanding as of February 1, 2013 (as represented by the Issuer in the Merger Agreement discussed in Items 3 and 4), the aggregate number of shares of Issuer common stock covered by the Voting Agreements represents approximately 16.4% of the outstanding Issuer common stock.

Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $0.001 (the “Shares”), issued by Acme Packet, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 100 Crosby Drive, Bedford, MA 01730.

Item 2.	Identity and Background

This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Oracle Corporation, a Delaware corporation (“Oracle”) and OC Acquisition LLC, a Delaware limited liability company and a wholly-owned subsidiary of Oracle (“OC” and, together with Oracle, the “Reporting Persons”). The address of the principal business and the principal office of each of the Reporting Persons is 500 Oracle Parkway, Redwood City, California 94065. Oracle is the world’s largest provider of enterprise software and a leading provider of computer hardware products and services. Oracle’s software, hardware systems and services businesses develop, manufacture, market, host and support database and middleware software, applications software and hardware systems, with the latter consisting primarily of computer server and storage products. Oracle’s businesses provide products and services that are built upon industry standards, are engineered to work together or independently within existing customer information technology (IT) environments and run securely on a wide range of customer IT environments, including cloud computing environments.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of the Reporting Persons is set forth on Schedule A.

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On February 4, 2013, Oracle, the Issuer, OC and Andes Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of OC (“Merger Subsidiary”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Subsidiary will, subject to the satisfaction or waiver of the conditions therein, merge with and into the Issuer, the separate corporate existence of Merger Subsidiary shall cease and the Issuer shall be the successor or surviving corporation of the merger (the “Merger”), and a wholly-owned subsidiary of OC.

As an inducement to enter into the Merger Agreement, and in consideration thereof, OC entered into a voting agreement with each of The Andrew D. Ory Revocable Trust, Gary D. Bowen, Matthew J. Cushing, The Endeavor Foundation, Inc., David B. Elsbree, Lorraine Gilmore, The Linda G. Hammett Ory Revocable Trust 2010, Seamus Hourihan, Robert C. Hower, Patrick J. Melampy, The Melampy-Lawrence Family Trust, Peter J. Minihane, Russell Muirhead, The Ory 2006 Grandchildren’s Trust, The Ory Family Trust, Andrew D. Ory, Marjorie Ory and Robert G. Ory (each a “Stockholder”), each dated as of the date of the Merger Agreement (the “Voting Agreements”).

Pursuant to the Voting Agreements, each Stockholder has granted to OC an irrevocable proxy to, at any meeting of the stockholders of Issuer called to vote upon the Merger and the Merger Agreement, or at any adjournment thereof, or in any other circumstances upon which a vote, consent or other approval with respect to the Merger and the Merger Agreement is sought, vote and exercise all voting and related rights of such Stockholder of its beneficially held Shares (A) in favor of the adoption by the Issuer of the Merger and the approval of the Merger Agreement and each of the transactions contemplated thereby and (B) against certain alternative corporate transactions, each as more fully described in the Voting Agreements.

Shared voting power with respect to the Shares owned by the Stockholders may be deemed to have been acquired through execution of the Voting Agreements. The Reporting Persons have not expended any funds in connection with the execution of the Voting Agreements.

Schedule B attached hereto contains the names and number of Shares beneficially held by each Stockholder.

The foregoing descriptions of the Merger Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Merger Agreement, listed as Exhibit 2.1 hereto, is incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 4, 2013. A copy of the form of Voting Agreement, listed as Exhibit 2.2 hereto, is incorporated by reference to Exhibit A to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 4, 2013.

Item 4.	Purpose of Transaction

As described in Item 3 above, this statement is being filed in connection with the Merger Agreement and the Voting Agreements.

Upon the consummation of the Merger (the “Effective Time”), (i) the Issuer will become a wholly-owned subsidiary of OC and (ii) each Share will be converted into the right to receive $29.25 in cash (the “Merger Consideration”), without interest. The unvested portion of each Issuer stock option and Issuer restricted stock unit (the “Equity Awards”), and the vested portion of each stock option the exercise price of which is equal to or greater than the Merger Consideration, in each case that is outstanding immediately prior to the Effective Time and held by a person who is an employee of the Issuer or any subsidiary of the Issuer as of immediately prior to the Effective Time (an “Employee”), will be converted into options or restricted stock units, as the case may be, denominated in shares of Oracle common stock based on formulas contained in the Merger Agreement. Notwithstanding the foregoing, (i) the vested portion (including any portion that pursuant to its terms becomes vested solely as a result of the transactions contemplated by the Merger Agreement) of each outstanding Equity Award that is held by an Employee as of immediately prior to the Effective Time, other than the vested portion of a stock option that is held by an Employee and the exercise price of which is equal to or greater than the Merger Consideration, and (ii) the vested and unvested portion of each outstanding Equity Award held by a person who is not an Employee, shall be cancelled and converted into the right to receive cash based on formulas contained in the Merger Agreement.

The Merger is conditioned upon, among other things, approval by the Issuer’s stockholders, the expiration or early termination of the applicable premerger waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and other customary conditions.

Following the Merger, the Shares will no longer be traded on the Nasdaq Global Market, there will be no public market for the Shares, and registration of the Shares under the Exchange Act will be terminated.

Except as set forth in this Statement and in connection with the Merger described above, the Reporting Persons do not have any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Other than those Shares that may be deemed to be beneficially owned in connection with the Voting Agreements, the Reporting Persons have not acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, do not beneficially own any Shares.

As a result of the Voting Agreements, the Reporting Persons may be deemed to have the power to vote up to an aggregate of 11,300,339 Shares (of which 1,084,869 Shares represent options to purchase Shares exercisable within 60 days of February 4, 2013) in favor of approval of the Merger Agreement, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, the Reporting Persons may each be deemed to be the beneficial owner of an aggregate of 11,300,339 Shares. All Shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 16.4% of the issued and outstanding Shares as of February 1, 2013 (as represented by the Issuer in the Merger Agreement).

The Reporting Persons are not entitled to any rights as stockholders of the Issuer as to the Shares covered by the Voting Agreements, except as otherwise expressly provided in the Voting Agreements. This Schedule 13D shall not be construed as an admission by the Reporting Persons that the Reporting Persons are, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owners of any shares of Issuer common stock covered by the Voting Agreements.

Except as set forth in this Item 5(a), none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in Schedule A hereto beneficially own any Shares.

(c) Except for the Merger Agreement and the Voting Agreements described above, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the Merger Agreement and the Voting Agreements described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to Be Filed as Exhibits

2.1	Agreement and Plan of Merger, dated as of February 4, 2013, by and among Oracle Corporation, Acme Packet, Inc., OC Acquisition LLC and Andes Acquisition Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Acme Packet, Inc. with the SEC on February 4, 2013).

2.2	Form of Voting Agreement (incorporated by reference to Exhibit A to Exhibit 10.1 to the Current Report on Form 8-K filed by Acme Packet, Inc. with the SEC on February 4, 2013).

99.1	Joint Filing Agreement, dated as of February 13, 2013, by and between Oracle Corporation and OC Acquisition LLC.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2013	ORACLE CORPORATION

/s/ Brian S. Higgins
	Name:	Brian S. Higgins
	Title:	Vice President, Associate General Counsel

Date: February 13, 2013	OC ACQUISITION LLC

/s/ Brian S. Higgins
	Name:	Brian S. Higgins
	Title:	Vice President

SCHEDULE A

1.	Oracle Corporation

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Oracle Corporation (“Oracle”), are set forth below. If no business address is given, the director’s or executive officer’s business address is 500 Oracle Parkway, Redwood City, California 94065. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Oracle. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer
Directors

Jeffrey O. Henley	Chairman of the Board of Directors

Lawrence J. Ellison	Chief Executive Officer

Dr. Michael J. Boskin	Tully M. Friedman Professor of Economics and Hoover Institution Senior Fellow at Stanford University Hoover Institution

Jeffrey S. Berg	Chairman of Resolution

Safra A. Catz	President and CFO

Hector Garcia-Molina	Leonard Bosack and Sandra Lerner Professor in the Departments of Computer Science and Electrical Engineering at Stanford University

H. Raymond Bingham	Advisory Director of General Atlantic LLC

Naomi O. Seligman	Senior Partner of Ostriker Von Simson

George H. Conrades	Chairman of Akamai Technologies, Inc. and Venture Partner at Polaris Venture Partners

Bruce R. Chizen	Independent Consultant and Senior Adviser to Permira Advisers LLP

Mark V. Hurd	President

Name	Present Principal Occupation Including Name and Address of Employer
Executive Officers (Who Are Not Directors)

John Fowler	Executive Vice President, Systems

Thomas Kurian	Executive Vice President, Product Development

Dorian E. Daley	Senior Vice President, General Counsel and Secretary

William Corey West	Senior Vice President, Corporate Controller and Chief Accounting Officer

2.	OC Acquisition LLC

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of OC Acquisition LLC are set forth below. If no business address is given, the director’s or executive officer’s business address is 500 Oracle Parkway, Redwood City, California 94065. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Oracle. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer
Directors

None – managed by Oracle Corporation

Name	Present Principal Occupation Including Name and Address of Employer
Executive Officers (Who Are Not Directors)

Dorian E. Daley	President

SCHEDULE B

Stockholder	Shares Beneficially Owned(1)(2)

The Andrew D. Ory Revocable Trust	3,889,238

Gary D. Bowen	560,318

Matthew J. Cushing	3,597

Endeavor Foundation, Inc.	41,717

David B. Elsbree	79,312

Lorraine Gilmore	700

The Linda G. Hammett Ory Revocable Trust 2010	135,661

Seamus Hourihan	346,667

Robert C. Hower	42,401

Patrick J. Melampy	2,840,133

The Melampy-Lawrence Family Trust	1,212,000

Peter J. Minihane	217,826

Russell Muirhead	40,875

The Ory 2006 Grandchildren’s Trust	22,443

The Ory Family Trust	1,213,142

Andrew D. Ory	362,807

Marjorie Ory	95,585

Robert G. Ory	195,917

(1)	As of February 1, 2013, as provided by the Issuer.
(2)	The calculation of beneficial ownership of each of the listed individuals includes the number of shares issuable to such person upon the exercise of stock options exercisable by such person within 60 days of February 4, 2013:

Stockholder	Number of Shares Issuable Upon the Exercise of Stock Options

The Andrew D. Ory Revocable Trust	—

Gary D. Bowen	28,125

Matthew J. Cushing	—

Endeavor Foundation, Inc.	—

David B. Elsbree	59,375

Lorraine Gilmore	—

The Linda G. Hammett Ory Revocable Trust 2010	—

Seamus Hourihan	288,192

Robert C. Hower	34,375

Patrick J. Melampy	61,466

The Melampy-Lawrence Family Trust	—

Peter J. Minihane	216,154

Russell Muirhead	34,375

The Ory 2006 Grandchildren’s Trust	—

The Ory Family Trust	—

Andrew D. Ory	362,807

Marjorie Ory	—

Robert G. Ory	—